KAYE COOPER FIORE KAY & ROSENBERG, LLP
ATTORNEYS AT LAW
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FLORHAM PARK, NEW JERSEY 07932

TELEPHONE (973) 443-0600
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E-MAIL dmkaye@kcfkr.com

DAVID M. KAYE	Direct Dial
Admitted in NJ and NY	(973) 443-0670

January 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Allicia Lam

Re:          China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
Amendment No. 2 to Form Form 8-K
Filed October 5, 2011
File No. 000-33067

Dear Mr. Kruczek:

On behalf of China Youth Media, Inc., now known as Midwest Energy Emissions Corp. (the “Company”), we herein provide the following responses to the comment letter dated November 30, 2011 from the Staff of the Commission, regarding the above-listed Current Report on Form 8-K filed on June 27, 2011, and amended on August 10, 2011 and October 5, 2011.  The factual information provided herein relating to the Company has been made available to us by the Company.  We have provided the Staff’s comments in bold and italics followed by the Company’s response.  Concurrently with this letter, the Company is filing Amendment No. 3 to its Current Report on Form 8-K originally filed on June 27, 2011.

1.
It continues to be unclear from your response to prior comment 1 and materials you provided how you determined that your assets and operations were not nominal at least as of March 31, 2011.  In this regard, we note the following:

●
It appears from the materials you provided, the agreement with Latitude 20 and response regarding seeking new lines of business that the assets you held were unrelated to the activities you were conducting.  Therefore, it is unclear how you concluded that those assets were “titular” and “in name only”;

●
Given that many of the materials you provided are not in English, it is unclear what operational activities they are intended to signify.  Please provide us with English language copies of those materials.  In addition, a significant portion of the materials appear to relate to the months before you entered the agreement with Latitude 20.  Given this, it is unclear how they relate to whether you were a shell company as of the date of that agreement;

●
It is unclear from the materials referenced in paragraphs 4 and 5 of your response what operational activities were conducted after March 31, 2011, aside from merely paying salary, rent and insurance and why those activities are not nominal.  In this regard, it appears from such materials that those payments and other payments in April 2011 were funded entirely with the amounts related to your agreement with Latitude 20, and minimal payments were made after that time.  We also note the disclosures in Exhibit 99.3 regarding the extent of your operations.  The payments made appear to include payments to Sabas Cabrillo, who appears to have been a shareholder of Midwest at that time, as indicated by Annex B to Midwest’s disclosure schedule.  It also appears to involve payments to other professionals involved in the transaction of Midwest.  In this regard, please reconcile the $20,000 audit payment with the amount disclosed in your annual report on Form 10-K.

●
We note that the term sheet related to the transaction is dated May 6, 2011.  Please tell us when negotiations related to the transaction commenced.  Include in your response how and when Eastern Sky and/or Latitude 20 “provided introductions,” “facilitated negotiations” and “introduced various professionals.”

RESPONSE:  Rule 12b-2 of the Securities Exchange Act of 1934, as amended, defines a shell company as “a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB, that has (1) no or nominal operations; and (2) either (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”

While in prior comment response letters the Company has attempted to illustrate that its assets and operations were more-than-nominal, the Company respectfully submits that because of the  “and” after (1) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Rule 12b-2.

As we have also noted in prior comment response letters, in the Commission’s Release No. 33-8587, Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, effective August 22, 2005, wherein the definition of a shell company was adopted, the Commission declines to define the term “nominal,” stating that “we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.”  The Commission further states, “We believe further specification of the meaning of ‘nominal’ in the definition of ‘shell company’ is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.”

We are attaching a letter addressed to the Commission from Jay Rifkin, who was Chief Executive Officer of China Youth Media, Inc. from September 30, 2005 to June 21, 2011, which was the date of completion of the merger transaction with Midwest Energy Emissions Corp. (“Midwest Energy”).  Mr. Rifkin remains a director of the Company.  He has been a member of the Board of Directors of the Company since March 26, 2006.

In such letter, Mr. Rifkin provides an historical perspective of the Company’s operations, along with a description of the state of affairs of the Company during the latter part of 2010 and first and second quarters of 2011.  As described by Mr. Rifkin, the Company continued to have operating activities in China during the first and second quarters of 2011 which were outside the scope of the Cooperation Agreement and the Joint Venture Agreement.  Such activities primarily consisted of the creation and distribution of sports content to mobile handsets in the People’s Republic of China which activities resulted from a series of agreements described by Mr. Rifkin.  Such activities continued through the beginning of July 2011.  Copies of these agreements are being supplementally provided as an attachment (Exhibits 1-7) to the paper copy of this comment response letter.  (If originally executed in Chinese, we have provided the Chinese version along with the English translation although the English version of Exhibit #1 is not available.)

Admittedly, revenues during this period were minimal.   Between January 1 and June 21, 2011 (the date of closing of the merger transaction with Midwest Energy), the Company achieved sales of $22,000, of which $5,000 of these revenues were generated in the first quarter of 2011 and $17,000 were generated in the second quarter.  However, such level of revenues is not materially less than revenues achieved by the Company in prior periods.  During 2009, the Company had revenues of $7,000 and, during 2010 the Company had revenues of $82,000.  Nevertheless, all of such revenues are indicative of operations. The fact that the Company had only minimal revenues does not mean that it had nominal operations.  As noted above, a shell company is defined in Rule 12b-2 “as a registrant….. that has no or nominal operations….”   The definition does not refer to revenues but simply operations.

In this regard, it should also be noted that the Company only became a China focused youth marketing and media company during 2008.  Its Joint Venture Agreement was only entered into on December 26, 2008.  Accordingly, the Company was effectively a new enterprise subject to all the risks and challenges associated with the operation of a new business, such as but not limited to inexperience, lack of history, difficulty in entering the targeted market place and need for additional capital.  The Commission’s Release No. 33-8869, Revisions to Rule 144 and 145, effective February 15, 2008, which was the adopting release for amendments made to Rule 144 and 145, contains footnote no. 172 which, in addressing certain amendments to Rule 144 as they relate to shell companies, states:  “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a ‘startup company,’ or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such a company does not meet the condition of having ‘no or nominal operations.’”  It is respectfully submitted that the Company did fall within this category, namely, a company with a limited operating history.

The previously furnished payroll records, individual payment orders and three sets of bank statements for Digicorp (the former corporate name of the Company), Youth Media (Hong Kong) Limited and Youth Media (Beijing) Limited (“YMBJ”) were provided to establish that operations were in fact continuing during 2011 and prior to the merger transaction.  Certainly, activities were limited but more-than-nominal.  For example, the bank statements identified as Item 6 in the November 18, 2011 comment response letter relate to the activity of the Company’s operating subsidiary, YMBJ, and reflect payroll as late as May 24, 2011 and editorial fees paid for review of website content as late as April 7, 2011.

The staff has commented on payments which were made to Sabas Carrillo.  Mr. Carrillo was the controller of the Company and, through other contacts unrelated to the Company, introduced Latitude 20, Inc. to Jay Rifkin, former CEO of the Company.  The Staff has noted that Mr. Carrillo was also a shareholder of Midwest Energy.  During the first and second quarter of 2011, Mr. Carrillo was working part-time for the Company and agreed to provide certain accounting services to Midwest Energy in anticipation of the merger transaction.  Mr. Carrillo was not a shareholder of Midwest Energy prior to such negotiations.  In consideration of such accounting services provided by Mr. Carrillo to Midwest Energy, Mr. Carrillo agreed to accept and was issued shares in Midwest Energy.  Accordingly, such should not be considered as an indication that the Company-Midwest Energy merger transaction was pre-arranged when the agreement was entered into with Latitude 20, Inc. on March 30, 2011.  A term sheet was entered into between the Company and Midwest Energy on May 6, 2011, approximately five weeks later, and a definitive agreement was not signed until June 2011.   Certainly, this is not indicative of an agreement which may have been already arranged.

In addition, the Staff has noted that payments were made to other professionals involved in the transaction with Midwest.  Prior to the merger transaction, our firm provided legal services to the Company.  The Company’s then auditors were retained in 2011 by Midwest Energy (following the introduction of the Company and Midwest Energy) to audit the financial statements of Midwest Energy.  The payments made to such professionals by the Company were for services rendered to the Company unrelated to the merger transaction.  Please note that the audit payment of $20,000 made to the former auditors in 2011 was for work performed in connection with the 2010 audit which services the Company engaged the auditors to perform in 2011.  (This is not inconsistent with the amount disclosed in the 2011 Form 10-K which states audit fees of $40,000 for 2010.  This number relates to the aggregate fees billed in 2010.)

As noted in the comment letter, the term sheet related to the transaction was dated May 6, 2011.  Although the parties were introduced to one another in the early part of April 2011, negotiations over the terms and structure of the transaction did not commence until approximately one week prior to the May 6, 2011 term sheet.  During April 2011, the parties engaged in certain due diligence activities of one another in anticipation of structuring a transaction.  As mentioned in the letter from Jay Rifkin, Mr. Rifkin was introduced to Latitude through the Company’s then controller, Sabas Carrillo, during the first quarter of 2011 which resulted in the signing of the Letter Agreement with Latitude on March 30, 2011.   As mentioned by Mr. Rifkin, at the time the Letter Agreement was signed with Latitude, Latitude did indicate that Midwest Energy was seeking to complete a reverse merger transaction.  Eastern Sky then made the introduction between Richard MacPherson (then CEO of Midwest Energy) and Jay Rifkin, and recommended that Midwest Energy use the services of Sabas Carrillo to assist in assembling and preparing the financial information which would be necessary to complete the transaction, and recommended through the suggestion of Mr. Carrillo that Midwest Energy retain the services of the Company’s auditors to audit the financial statements of Midwest Energy.  During April 2011, Eastern Sky assisted Midwest Energy in assembling certain information for the Company’s due diligence review and recommended a law firm to advise Midwest Energy with regard to the reverse merger process.

Based on the foregoing, it is respectfully submitted that the Company’s operations were not nominal prior to the merger transaction and that the information described above is indicative of operating activities during the first and second quarters of 2011 and not indicative of a “shell company”.

Exhibit 2.1

2.
We note your response to prior comment 3; however, it appears you have not provided all attachments to the merger agreement.  For example, we note the CHYU Disclosure Statement mentioned in Section 11.11 of this agreement.  It also appears you have not yet filed or provided the agreement with Latitude 20.  Therefore, we reissue prior comment 3.  In addition, please tell us where you have filed each of the “material contracts” listed in Annex B of Midwest’s Disclosure Schedule.

RESPONSE:  The Disclosure Schedules were provided supplementally as an attachment to the prior comment response letter.  For your convenience, we are attaching another set of the Disclosure Schedules to the paper copy of this correspondence response which schedules represent all of the attachments to the merger agreement.  A copy of the letter agreement dated March 29, 2011 by and between the Company and Latitude 20, Inc. has been added to the Form 8-K/A as Exhibit 10.7 being filed concurrently with this comment response letter.  Other than Item #21, none of the material contracts listed in Annex B of the Midwest Disclosure Schedule have been filed with the Commission.  Prior to the filing of the Company’s Form 10-K for the year ended December 31, 2011, the Company will evaluate the materiality of such agreements pursuant to the requirements of Item 601 of Regulation S-K and file such agreements deemed to be material in accordance therewith.

Company Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ David M. Kaye
David M. Kaye

cc:   Midwest Energy Emissions Corp.

January 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Allicia Lam

Re:          China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
Amendment No. 2 to Form Form 8-K
Filed October 5, 2011
File No. 000-33067

Dear Mr. Kruczek:

China Youth Media, Inc., now known as Midwest Energy Emissions Corp. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing to be filed with the Commission on or about January 20, 2012:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ John F. Norris, Jr.
John F. Norris, Jr.
Chief Executive Officer

January 20, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: Geoffrey Kruczek

Re:          China Youth Media, Inc.
n/k/a Midwest Energy Emissions Corp.
Amendment No. 2 to Form 8-K
Filed October 5, 2011
File No. 000-33067

Dear Mr. Kruczek:

This letter is being submitted as part of the response of Midwest Energy Emissions Corp., formerly known as China Youth Media, Inc. (the “Company”), to the comment letter dated November 30, 2011 from the Staff of the Commission, regarding the above listed Current Report on Form 8-K, filed on June 27, 2011, and amended on August 10, 2011 and October 5, 2011.

I was Chief Executive Officer of China Youth Media, Inc. from September 30, 2005 to June 21, 2011, which was the date of completion of the merger transaction with between China Youth Media, Inc. and Midwest Energy Emissions Corp., a North Dakota corporation (“Midwest Energy”).  Currently, I remain a director of the Company, having been a member of the Board of Directors of the Company since March 26, 2006.

During my tenure, I was the principal executive officer of the Company and the person responsible for the direction and general day-to-day affairs of the Company.   It was primarily through my efforts that the Company became a China focused youth marketing and media company.

In anticipation of conducting business in China, on May 8, 2008, the Company formed Youth Media (BVI) Limited under the laws of the British Virgin Islands (“YM BVI”).  YM BVI was formed as a wholly-owned subsidiary of the Company and was established for the purpose of incorporating the Company’s wholly-owned subsidiary in Hong Kong.  On May 19, 2008, the Company formed Youth Media (Hong Kong) Limited (“YMHK”) under the laws of Hong Kong, as a wholly-owned subsidiary of YM BVI.

On June 10, 2008 a Cooperation Agreement was entered into among YMHK, the Company’s subsidiary, and China Youth Net Technology (Beijing) Co., Ltd. (“CYN”), China Youth Interactive Cultural Media (Beijing) Co., Ltd. (“CYI”) and China Youth Net Advertising Co. Ltd. (“CYN Ads”) whereby such parties agreed to cooperate with each other to develop, build and operate a fully managed video and audio distribution network (the “Campus Network”) based on but not limited to the China Education and Research Network, the broadband network infrastructure built in schools, universities and other education institutions in the People’s Republic of China (“PRC”).   In addition, CYN and CYI agreed to exclusively grant YMHK the following rights during the term of the Cooperation Agreement: exclusive right to advertise on the Campus Network; exclusive right to sell and operate the commercial campus marketing events; right to provide foreign commercial content to the Campus Network; and enjoy the rights with respect to the setup, operation, maintenance and expansion of the Campus Network according to a separate commercial and technical services agreement.

On December 10, 2008, the Company formed another subsidiary, Youth Media (Beijing) Limited (“YMBJ”), a company which was organized under the laws of the PRC, and also formed as a wholly-owned subsidiary of YM BVI.

On December 26, 2008, our subsidiaries, YMHK and YMBJ, entered into a Joint Venture Agreement (the “Joint Venture Agreement”) with CYI and Xinhua Sports & Entertainment Limited (“XSEL”), to develop business opportunities contemplated by the Cooperation Agreement.  The Joint Venture Agreement provided working capital for the purposes of deploying and marketing the Campus Network.   The Joint Venture Agreement provided working capital for a minimum of twelve months ending December 31, 2009.

An important element of the Company’s China youth marketing strategy was Koobee, a large scale, advertising supported Intranet Television Network (ITVN) media portal which was established by the Company to target China’s campus-based college students, and take advantage of the opportunities provided by the Cooperation Agreement and Joint Venture Agreement.  Koobee was a venue designed for marketers to deliver traditional TV spots and new media advertising campaigns to a highly targeted demographic in the world’s fastest growing broadband market. Koobee was created for the delivery of TV-style entertainment primarily to the computers of these students, providing a solution for advertisers and corporations to reach the most active online community in China and a key segment of the world’s largest youth market.

Such business contemplated by the Cooperation Agreement and the Joint Venture Agreement struggled for a variety of reasons in gaining market acceptance.  During 2010, XSEL had stopped providing working capital to the venture and, on November 19, 2010, agreements (the “Termination Agreements”) were signed in China by the respective parties terminating the Cooperation Agreement and Joint Venture Agreement, as well as a business and technical services agreement, commercial and technical services agreement and an advertising agreement which were signed in conjunction with the Cooperation Agreement.

Although we recognized at the time that the Termination Agreements would result in the demise of the Koobee Network as we had originally envisioned it, we had established other business relationships which we hoped would sustain Koobee and certain other operations in China.

During the first and second quarters of 2011, the Company did in fact continue operating activities in China which were outside the scope of the Cooperation Agreement and Joint Venture Agreement.  The main business that the Company was operating in was the creation and distribution of sports content to mobile handsets in the PRC.  To enable this business to operate, a number of interrelated contracts and activities had been established and included the following contracts which were signed by YMBJ or YMHK.  All such contracts were in force during the first and second quarters of 2011.

1.	China Mobile – master agreement – Terminated July 31, 2011

a.	This agreement gave us the approval of our content from China Mobile so that we could contract with their subsidiaries for mobile messaging distribution.

2.	Contract with Hang Zhou Yutian (China Mobile subsidiary); signed June 1, 2010 for a minimum term of 1 year. Terminated July 5, 2011

a.	This agreement was the delivery and revenue sharing agreement from the Hang Zhou subsidiary of China Mobile.

3.	Contract with China Unicom (NTT); signed May 12, 2010 for a minimum term of 1 year. Terminated July 1, 2011

a.	This agreement was the delivery and revenue sharing agreement the master agreement for China Unicom.

4.	Contract with Shenzen Telecom (China Unicom subsidiary); signed June 9, 2010 for a minimum term of 1 year. Terminated July 5, 2011

a.	This agreement was the delivery and revenue sharing agreement from the Shenzen subsidiary of China Unicom.

5.	Contract with Hunan Telecom (China Unicom subsidiary); signed March, 2010 for a minimum term of 1 year. Terminated July 5, 2011

a.	This agreement was the delivery and revenue sharing agreement from the Hunan subsidiary of China Unicom.

6.	Xinhua Sports (Master content agreement); signed February 2, 2010 for a minimum term of 2 years.

a.	This agreement gave us access to a wide variety of sports rights in China. This included rights to the NHL, NCAA, Soccer, auto racing, boxing and more.

7.	PPTV and Koobee Strategic Partnership Agreement; signed June 1, 2010.

a.
This agreement provided CHYU the ability to maintain the Koobee TV channel by revenue sharing projected income with PPTV providing the technological support and infrastructure.  The Koobee channel remained live until approximately May 15, 2011.

As a result of such contracts, the Company’s subsidiaries, YMHK and YMBJ, contracted with independent contractors who would collect a wide variety of international sports content including various game scores and results, sports pictures and videos.  This content then along with newly created text was reformatted into “Sports Updates” and then uploaded to various mobile phone distribution centers in China including the country’s largest provider China Mobile.  Through the early part of July 2011 these Sports Updates continued twice daily, seven days a week.  Unfortunately, the business was ultimately not able to scale to a size to make it a viable enterprise and was discontinued in July 2011, following the merger with Midwest Energy.

During the first and second quarters of 2011, I personally took two trips to China to pursue the Company’s business.  The first trip was on February 16 returning on March 2nd.  The second trip was on April 17th returning on April 26th.  During both of these trips I met with key Company relationships including representatives of China Mobile and China Telecom as well as the Company’s China based accountants and operational partners.

Although we did maintain such operations in China following the Termination Agreements, I knew that the Company would likely have to shift its then business focus since the Company could not remain viable without another source of business and income.  During the year ended December 31, 2010, we generated revenues of $82,000 and incurred a net loss of $9.3 million.  At December 31, 2010, we had $12,000 in cash, a working capital deficit of $1,131,000 and an accumulated deficit of $24.3 million.   During the first quarter of 2011, we had revenues of $5,000.  As noted in the Company’s Form 10-Q for the period ended March 31, 2011, all of its revenues for such quarter were generated through the aggregation and distribution of international content and advertising for internet consumption in China.  Operating expenses were $355,000 during the first quarter of 2011, which included among other things stock based compensation of $272,000, salaries and employee benefits of $15,000, and consulting fees of $45,000 some of which were related to the Company’s operations in China.

During this period, I provided certain loans to the Company in order to fund operations.  As part of my search in which to seek additional capital and another source of income for the Company, I was introduced to Latitude 20, Inc. (“Latitude”) through the Company’s then controller, Sabas Carrillo, during the first quarter of 2011.  Mr. Carrillo introduced me to Latitude who was interested in providing a $50,000 loan to the Company in exchange for which the Company would grant Latitude an exclusivity period of 120 days in which it could help us find another business opportunity.   On March 30, 2011, the Company signed such an agreement with Latitude and obtained the $50,000 loan.

At the time the loan was obtained, Latitude did indicate that Midwest Energy Emissions Corp., a North Dakota corporation, was seeking to complete a reverse merger transaction with a public company.   Following various discussions and information being exchanged, a term sheet was signed as of May 6, 2011.  A definitive agreement was then signed approximately one month later on June 1, 2011.   Closing of the acquisition occurred on June 21, 2011.

Between the time the loan was made and closing, operations continued in China.  At the time of the closing, we had sales of $22,000 from the period January 1, 2011 to June 21, 2011, of which $5,000 of these revenues were generated in the first quarter of 2011 and $17,000 of which were generated in the second quarter of 2011.  Total operating expenses were $416,000 for the period January 1, 2011 to June 21, 2011, of which $355,000 were incurred in the first quarter of 2011 and $61,000 of which were incurred in the second quarter of 2011.

Based on the foregoing, it is respectfully submitted that the Company was not a “shell company” prior to the acquisition of Midwest Energy.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Jay Rifkin
Jay Rifkin